Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Overseas Regulatory Announcement
Resolutions passed by the Supervisory Committee of the Company on 19th April, 2007

The Company hereby announces certain resolutions passed by the supervisory committee of the Company on 19th April, 2007.

This announcement is made by China Eastern Airlines Corporation Limited (the “Company”) in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (which requires any issuer listed on The Stock Exchange of Hong Kong Limited whose securities are also listed on other stock exchange(s) to simultaneously inform The Stock Exchange of Hong Kong Limited of any information released to any of such other exchange(s) and to ensure that such information is released to the market in Hong Kong at the same time as it is released to the other market(s)).

The 1st regular meeting for year 2007 of the fourth session of the Company’s supervisory committee (the “Supervisory Committee Meeting”) was held on 19th April, 2007 at the Meeting Room, 7/F, China Eastern Air Holding Company Building.

Ba Shengji, Yang Jie and Liu Jiashun, supervisors of the Company, were present at the meeting. Li Wenxin, the chairman of the supervisory committee, was absent from the meeting for some reason. Yang Xingen had authorized another supervisor, Ba Shengji, to vote on his behalf. The number of supervisors presence at the Supervisory Committee Meeting satisfied the quorum requirements under the Company Law of the People’s Republic of China and the Company’s articles of association. As such, the Supervisory Committee Meeting was legally and validly held.

The supervisors presence at the meeting considered and unanimously passed the following resolutions:

1.
It was resolved that the report of the supervisory committee for year 2006 (details of which will be set out in the report of the supervisory committee in the Company’s 2006 annual report to be published) was approved, and that it will be proposed to the 2006 annual general meeting of the Company for consideration.

2.
The supervisory committee considered that the financial statements of the Company for year 2006 reflected the financial position and results of operation of the Company in a true and fair view, and agreed that the financial statements for year 2006 to be proposed to the 2006 annual general meeting of the Company for consideration.

3.	The supervisory committee agreed with the no profit distribution proposal for year 2006 approved by the board of directors of the Company.

By order of the board of the directors of
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The Company’s directors as at the date of this announcement are:

Li Fenghua (Chairman, Executive Director)
Cao Jianxiong (President, Executive Director)
Luo Chaogeng (Executive Director)
Wan Mingwu (Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent non-executive Director)
Peter Lok (Independent non-executive Director)
Wu Baiwang (Independent non-executive Director)
Zhou Ruijin (Independent non-executive Director)
Xie Rong (Independent non-executive Director)

Shanghai, the People’s Republic of China
19th April, 2007